NO ACT

RE
10-27-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11008660

December 12, 2011

John W. White
Cravath, Swaine & Moore LLP
JWhite@cravath.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-12-11

Re: The Walt Disney Company
Incoming letter dated October 27, 2011

Dear Mr. White:

This is in response to your letter dated October 27, 2011 concerning the shareholder proposal submitted to Disney by the National Center for Public Policy Research. We also have received a letter from the proponent dated December 1, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Amy M. Ridenour
The National Center for Public Policy Research
aridenour@nationalcenter.org

December 12, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 27, 2011

The proposal requests the board provide a report on board compliance with Disney's Code of Business Conduct and Ethics for Directors.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to Disney's ordinary business operations. Proposals that concern general adherence to ethical business practices and policies are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Disney relies.

Sincerely,

Ted Yu
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
President

David A. Ridenour
Vice President

December 1, 2011

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The Walt Disney Company shareholder proposal of The National Center for Public Policy Research Rule 14a-8

Dear Sir or Madam:

I am writing in response to the letter of John W. White on the behalf of The Walt Disney Company (the "Company" or "Disney") requesting that your agency take no action if the Company omits our shareholder proposal from its 2012 proxy materials.

We respectfully disagree with Mr. White's conclusion that our proposal should be excluded from Disney's 2012 proxy because our Proposal allegedly relates to ordinary business operations, Rule 14a-8(i)(7), and that the Company has already substantially implemented our Proposal, Rule 14a-8(i)(10).

Either Mr. White misunderstands our Proposal or he is seeking to mischaracterize it in an effort to deny shareholders an opportunity to vote on our Proposal, which relates to an important matter regarding Disney's Codes of Conduct Policy.

Our Proposal simply asks for a report regarding board compliance with the Company's stated Codes of Conduct Policy, including that directors disclose their political donations, that Disney disclose the process by which the company would determine if a director's personal political advocacy was a violation of its code and to report a violation if a breach had occurred.

Our Proposal merely seeks assurance that Disney's Codes of Conduct Policy is adequate to address the possibility that a director's political advocacy could violate its policy. Shareholders have a right to know if the company's Codes of Conduct Policy is comprehensive enough to protect investors from the possibility that a director's decisions could be influenced by their personal political attitudes and advocacy.

Such disclosure and transparency is consistent with the Securities and Exchange Commission policy and it is in the best interest of shareholders.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Contrary to the claims made by Mr. White, our Proposal does not interfere in any way with the ordinary business operations of the company. Issuing a report on the application of its Codes of Conduct Policy would provide shareholders with confidence that the company's policy is robust and that the board is meeting its core responsibility of representing shareholders' interests.

Writing the requested report clearly does not infringe on Disney's "...ability to run a company on a day to day basis" and it does not "micro-manage the company by probing too deeply into matter of a complex nature upon which shareholders, as a group, would not be able in a position to make an informed judgment." Mr. White's assertion that issuing a single report interferes with the daily management of the Company and that the subject matter relating to Disney's Codes of Conduct is too complex for shareholders to understand is factually wrong and insulting to shareholders.

Our proposal is about compliance with a stated Company policy and it does not advise Disney on any particular outcome or business decision.

Surprisingly, one of Mr. White's reasons for exclusion raises concerns about Disney's adherence to its Codes of Conduct Policy. Mr. White's statement, "Even if political beliefs or advocacy could violate the Codes of Conduct, the evaluation of a potential conflict of interest is by nature complex, lengthy, highly sensitive and fact specific inquiry."

We disagree that issuing a report on board compliance with the Company's Codes of Conduct Policy is too complex. In fact, it is a legitimate concern of shareholders if the perceived complexity of applying Disney's policy is a reason not to assess a possible violation of it. Such a statement raises the possibility the Company's Codes of Conduct Policy is not meaningful, but only a series of words intended merely to comply with the listing standards required by the New York Stock Exchange.

Mr. White's claim that Disney has substantially implemented our Proposal is not borne out in the facts. He argues that Disney has implemented our Proposal because the Company has complied with the listing standards of the New York Stock Exchange and through implementation of the Company's Code of Ethics and Business Conduct for Directors.

Obviously, there is a significant difference between having a policy and actually implementing its elements with regard to a specific concern. Again, the aforementioned reasoning by Mr. White that implementing Disney's own policy is "complex, lengthy, highly sensitive and fact specific inquiry" is evidence that Disney has not implemented the concerns expressed in our Proposal.

Importantly, Mr. White did not challenge any of the facts regarding the personal political advocacy of Mr. Iger and how his actions could be perceived to harm the Company as described in the supporting statement of our Proposal.

Instead of trying to block our Proposal, Disney should embrace our Proposal to demonstrate the Company's Codes of Conduct Policy is comprehensive and robust enough to protect the interests of shareholders under any legitimate circumstances.

Sincerely yours,

Amy Ridenour

Amy Ridenour
Chairman

Cc: John W. White
Cravath, Swaine & Moore LLP

CRAVATH, SWAINE & MOORE LLP

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NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
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WRITER'S DIRECT DIAL NUMBER

(212) 474-1732

The Walt Disney Company
Shareholder Proposal of the National Center for Public Policy Research
Securities Exchange Act of 1934 Rule 14a-8

October 27, 2011

Ladies and Gentlemen:

On behalf of our client, the Walt Disney Company (the "Company" or "Disney"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for Disney's 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from the National Center for Public Policy Research (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that Disney may, for the reasons set forth below, properly exclude the Proposal from the 2012 Proxy Materials. Disney has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Disney intends to file its definitive 2012 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Disney pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proponent requests that the following matter be submitted to a vote of the shareholders at the next Annual Meeting of Shareholders:

"RESOLVED: Shareholders request the Board of Directors complete a report by November 2012, prepared at reasonable cost and omitting proprietary information, on board compliance with Disney's Code of Business Conduct and Ethics for Directors. The report should:

1. Disclose the political donations of its board members.

2. Describe the process by which the Company determines whether the political beliefs and advocacy of board members violates its Codes of Conduct.

3. Report any violations of Disney's Codes of Conduct Policy that have occurred, if any."

Disney received the Proposal on September 29, 2011. A copy of the Proposal, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

II. Grounds for Omission

Disney believes that the Proposal may be properly omitted from its 2012 Proxy Materials pursuant to (A) Rule 14a-8(i)(7) because the Proposal relates to Disney's ordinary business operations, and (B) Rule 14a-8(i)(10) because Disney has already substantially implemented the Proposal.

A. The Proposal Relates to Disney's Ordinary Business Operations.

Disney believes that the Proposal may be properly omitted from the 2012 Proxy pursuant to Rule 14a-8(i)(7), which permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to safeguard the authority of a company's board of directors to manage the business and affairs of the company. In the 1998 rulemaking release in which the Commission published its then-amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

In the Adopting Release, the Commission also described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Finally, the Commission has stated that merely requesting that a company prepare a special report will not remove the proposal from the ordinary business exclusion if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (August 16, 1983).

As discussed in more detail below, the Proposal relates to Disney's ordinary business operations because: (1) the Proposal pertains to the terms and procedures relating to handling director conflicts of interest; and (2) the Proposal and supporting statement relate to Disney's decision not to broadcast or sell a particular product. In well-established precedent, the Staff consistently has concurred that shareholder proposals relating to either of these matters implicate ordinary business matters, and as such, these types of proposals are excludable under Rule14a-8(i)(7).

1. The Proposal Involves Ordinary Business Matters Because It Seeks To Micro-Manage Disney's Policies and Procedures Relating to Director Conflicts of Interest.

The Proposal requests that the Board of Directors (the "Board") prepare a report for which the Board would be required to investigate very specific matters (political contributions, beliefs and activity of directors) that the Proponent appears to believe are covered by Disney's Code of Business Conduct and Ethics for Directors (the "Code of Conduct") and to report any violations of Disney's "Codes of Conduct Policy." However, *monitoring and reporting compliance with the Code of Conduct is an ordinary business matter* that is part of the ordinary business of the Board.

Disney's Code of Conduct states:

> Any question about a Director's actual or potential conflict of interest with the Company should be brought promptly to the attention of the Chairman of the Governance and Nominating Committee and the Chairman of the Board, who will review the question and determine an appropriate course of action, including whether consideration or action by the full board is necessary. Directors involved in any conflict or potential conflict situations shall recuse themselves from any decision relating thereto. . .Suspected violations will be investigated by or at the direction of the Board or the Governance and Nominating Committee, and appropriate action will be taken in the event that a violation is confirmed.

The Code of Conduct vests the Chairman of the Board and the Chairman of the Governance and Nominating Committee with the authority to investigate or pursue any claims of a potential conflict of interest, including the authority to determine "the appropriate course of action" if a violation has been confirmed. The authority to determine the "appropriate course of action" necessarily encompasses whether and when to report any suspected or actual violations pursuant to Disney's policies and, in all cases, subject to the minimal requirements established by applicable law and securities exchange regulations. By directing that the Board publish a report on these matters, pursuant to a deadline established by the Proposal, the Proposal impermissibly "micro-manages" the affairs of the Board and would interfere with the Board's ability to conduct its regular business in the manner most appropriate to Disney and in keeping with the directors' fiduciary duties.

The report demanded by the Proposal also requires the disclosure of "the process by which the Company determines whether the political beliefs and advocacy of board members violates its Codes of Conduct". As an initial matter, this presumes that "political beliefs and advocacy" could violate the conflict of interest provisions of the Code of Conduct, a presumption that Disney disputes. Disney's directors, officers and employees are generally free to engage in personal political activity as long as it does not interfere with a specific policy of Disney. We understand, and Disney has confirmed to us, that there is no policy of the Board or of Disney that restricts the political beliefs and advocacy of Directors. The Proposal thus presumes to create and enforce a specific policy that does not currently exist.

Even if political beliefs or advocacy could violate the Code of Conduct, the evaluation of a potential conflict of interest is by nature a complex, lengthy, highly sensitive and fact-specific inquiry. The Chairman of the Board and the Chairman of the Governance and Nominating Committee must make a case-by-case assessment as to whether and how to pursue each suspected or reported conflict. Forcing the Board to reduce and memorialize the decision making process in such cases into a generalized set of formal procedures would likely be an exercise in incompleteness at best and could be misleading to shareholders at worst. As a result, any report to shareholders would be of limited and questionable value and arguably would infringe upon the directors' ability to make their own best assessment and take the consequent steps that seem best suited to them in any particular case. The Proposal disregards and would try to obviate the fact that the process by which the Board determines whether any particular action of a Board member violates the Code of Conduct is, in the words of the Adopting Release, "so fundamental to the board's ability to run a company on a day-to-day basis that it cannot reasonably be subject to direct shareholder oversight".

The Staff has consistently determined that, as a general matter, proposals that relate to the promulgation of, and monitoring of compliance with, codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. *See, e.g., International Business Machines Corporation* (January 7, 2010), which involved a proposal directing officers to restate and enforce certain standards of ethical behavior. In its no-action letter concurring with IBM's exclusion of the proposal, the Staff stated, "Proposals that concern general adherence to ethical business practices are generally excludable under rule 14a-8(i)(7)." *See also The AES Corporation* (January 9, 2007) (proposal requesting board create an ethics oversight committee); *H.R. Block, Inc.* (May 4, 2006) (proposal requesting special board committee to review sales practices and allegations of fraudulent marketing); *Monsanto*

Company (November 3, 2005) (proposal to establish an ethics oversight committee to "insure compliance with Monsanto's Code of Conduct, the Monsanto Pledge and applicable laws, rules and regulations"); *AT&T Corp.* (January 16, 1996) (ordinary business operations exception applied to a proposal requesting that the company's board of directors initiate a review of certain employment practices in light of the company's code of ethics); and *NYNEX Corp.* (February 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct). Therefore, consistent with these past determinations by the Staff, the Proposal should be excludable under Rule 14a-8(i)(7) because it deals with the Board's monitoring of compliance with Disney's Code of Conduct.

2. The Proposal Involves Ordinary Business Matters Because It Involves the Decision To Sell a Particular Product.

The supporting statement of the Proposal discusses at length Disney's decision not to re-air or sell a particular program produced by Disney. The supporting statement then links this business decision to a suspected conflict of interest involving a member of the Board. The Proponent states: "Our concern is Iger's political beliefs are the driving force behind the Company's refusal to re-broadcast, sell the DVD or the distribution rights to the ABC TV docu-drama 'The Path to 9/11'". However, decisions to broadcast or sell certain products are decisions that are squarely within the purview of management's business discretion and are the result of a series of complex business decisions involving analysis of viewer and demographic data, extensive market research and a thorough assessment of distribution and syndication channels, among a host of other complex considerations. The Staff has repeatedly recognized that "[p]roposals concerning the sale of a particular product are generally excludable under rule 14a-8(i)(7)". *See CVS Caremark Corporation* (February 25, 2010) (requesting the board prepare a report on the sale of tobacco products); *Walmart Stores, Inc.* (March 11, 2008) (requesting the board prepare a report on the sale of products containing nanomaterials); *FMC Corporation* (requesting the creation of a product stewardship program to monitor the sale of a particular product). Although the Proposal itself does not expressly call for the airing or sale of the "Path to 9/11" program, the Proponent devotes almost the entirety of its supporting statement to questioning Disney's decision not to re-broadcast or sell this particular program, and its Proposal is a transparent attempt to seek a review of the ordinary business decisions relating to the program. Such decisions are fundamentally decisions for management and the Board as part of Disney's ordinary business matters.[1]

---

[1] This is not the first time persons associated with the Proponent have sought to question this ordinary business decision through the shareholder proposal process. At the Company's 2009 Annual Meeting, the Free Enterprise Action Fund submitted a shareholder proposal seeking enhanced disclosure of the Company's political contributions. As in the supporting statement for the Proposal addressed in this letter, the supporting statement for the 2009 proposal complained of the Company's decision not to issue "The Path to 9/11" on DVD. The web site of the Proponent (www.nationalcenter.org) identifies "The Free Enterprise Project" as a part of the Proponent's organization, and Tom Borelli, identified as the Director of The Free Enterprise Project, was the spokesperson for the proponent of the 2009 proposal.

Therefore, consistent with the precedents cited above, Disney believes that the Proposal is properly excludable under Rule 14a-8(i)(7) and believes that allowing the exclusion is consistent with the Commission's policy aim, as laid out in the Adopting Release, of "confining the resolution of ordinary business problems to management and the board of directors".

B. The Proposal Has Already Been Substantially Implemented by Disney Through Its Compliance with the NYSE's Listing Standards and Through Implementation of Its Own Code of Ethics and Business Conduct for Directors.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management . . .." Exchange Act Release No. 34-12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap, Inc.* (Mar. 8, 1996); *Nordstrom, Inc.* (Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 34-20091, at §II.E.6. (Aug. 16, 1983); *see also* Adopting Release at n.30 and accompanying text. The Staff has noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991).

In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objectives of the proposal have been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *The Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar. 29, 1999). Both of these two elements are present in the instant case. Disney has already addressed the underlying concern of the Proposal, namely, that directors' conflicts of interest may go unreported and unrectified and thus harm the Company. (The Supporting Statement refers to the Proponent's concern that "absent a system of accountability, company assets could be sacrificed for objectives that are not in the company's best interests.) And Disney has a system already in place to address the presumed essential objective—namely that such harm not be allowed to happen—through specific provisions in the Code of Conduct relating to reporting and review of suspected violations of the Code.

Disney is listed on the New York Stock Exchange (the "NYSE") and, as such, is required to comply with the NYSE's listing standards (the "Listing Standards"). Section 303A.10 of the Listing Standards requires a listed company to adopt and disclose a code of business conduct and ethics for its directors, officers and employees. Section 303A.10 requires that the listed company's policy prohibit conflicts of interest and states that a "conflict of interest" exists "when an individual's private interest interferes in any way – or even appears to interfere – with the interests of the corporation as a whole," which may include when a director "takes actions or has interests that may make it difficult to perform his or her company work objectively and effectively." A listed company must also disclose any waiver of its code of business conduct and ethics.

In keeping with this requirement for NYSE listed companies, Disney has adopted a Code of Ethics and Business Conduct for Directors, as discussed above, and it has further made the Code of Conduct publicly available at http://corporate.disney.go.com/corporate/codes_of_conduct.html. Compliance with the Code of Conduct is mandatory, and it applies to all Directors. The Code of Conduct specifies that all directors "must avoid conflicts of interest" as well as avoid conduct which could reasonably be construed as "creating an appearance of a conflict of interest."

As quoted above, the Code of Conduct specifies the procedures to be followed whenever there is a suspected violation of the Code of Conduct. The Code of Conduct requires directors to communicate suspected violations to the Chairman of the Governance and Nominating Committee and the Chairman of the Board, an investigation by or at the direction of the Board or the Committee of suspected violations, and appropriate action if a violation is confirmed. Moreover, if any action requires a waiver of the requirements of the Code of Conduct, Disney is required to post notice of such a waiver on its website. Based on information given to us by Disney, we understand that as a result of a shareholder proposal made in 2009 by persons associated with the Proponent (see footnote 1 above), the Proponent knows that members of the Board are fully aware of Disney's decisions with respect to "The Path to 9/11." If these decisions involved any suspected violation of the Code, the Code already requires reporting, investigation and appropriate action.

By complying with the Listing Standards and by enforcing compliance with its own Code of Conduct, as well as reporting any waivers that have been granted, Disney has already implemented formal steps that address the underlying concerns and essential objective of the Proposal. An additional shareholder report would not add meaningfully to the applicable law and company policies that already prohibit directors' conflicts of interest and require appropriate action as well as prompt, public disclosure of any waivers of the Code of Conduct. Accordingly, the Proposal should be excludable as substantially implemented pursuant to Rule 14a-8(i)(10).

III. Conclusion

Based on the foregoing, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from Disney's 2012 Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that Disney may omit the Proposal from its 2012 Proxy Materials, please contact me at (212) 474-1732. I would appreciate your sending your response by facsimile to me at (212) 474-3700 as well as to Disney, attention of Roger Patterson, Managing Vice President and Counsel at (818) 560-2092.

Very truly yours,

/s/ John W. White

John W. White

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Encls.

Copy w/encls. to:

Amy Ridenour
President, The National Center for Public Policy Research
501 Capital Court N.E., Suite 200
Washington, D.C. 20002

Roger J. Patterson
Managing Vice President, Counsel, The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

VIA EMAIL AND FEDEX

EXHIBIT A

THE NATIONAL CENTER FOR PUBLIC POLICY RESEARCH

DATE: 9/29/2011 PAGES 5 (Including cover)

ATTN: Alan Braverman, Senior Exec. VP, General counsel, and secretary

COMPANY: The Walt Disney Company

FAX NUMBER: 818-560-5146

FROM: Devon Carlin for Amy Ridenour

MESSAGE: Attached please find our conflict of interest shareholder proposal and proof of our continuous ownership in The Walt Disney Company.

Sincerely,

[signature]

501 Capitol Court NE Washington DC 20002
(202) 543-4110 | Fax (202) 543-5975
info@nationalcenter.org

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
President

David A. Ridenour
Vice President

September 29, 2011

Mr. Alan Braverman
Senior Executive Vice President, General Counsel, and Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521-1030

Dear Mr. Braverman:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Walt Disney Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The National Center for Public Policy Research owns 144 (one hundred and forty-four) shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. We intend to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership is attached.

If you have any questions or wish to discuss the Proposal, please contact me via my direct-dial number of 202-262-9204 or at the National Center office at 202-543-4110. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Amy Ridenour, President, The National Center for Public Policy Research, 501 Capitol Court N.E., Suite 200, Washington, DC 20002.

Sincerely,



Amy Ridenour
President
The National Center for Public Policy Research

Attachments: Shareholder Proposal – Conflict of Interest Report
Proof of Continuous Ownership

Conflict of Interest Report

RESOLVED: Shareholders request the Board of Directors complete a report by November 2012, prepared at reasonable cost and omitting proprietary information, on board compliance with Disney's Code of Business Conduct and Ethics for Directors. The report should:

1. Disclose the political donations of its board members.
2. Describe the process by which the Company determines whether the political beliefs and advocacy of board members violates its Codes of Conduct.
3. Report any violations of Disney's Codes of Conduct Policy that have occurred, if any.

Supporting Statement:

As shareholders, we support transparency and accountability regarding the company's board of directors. Absent a system of accountability, company assets could be sacrificed for objectives that are not in the Company's best interest.

According to Disney's Codes of Conduct, "A conflict of interest occurs when an individual's private interest interferes in any way with the interests of the company..."

We believe CEO Robert Iger's private political beliefs are in conflict with the interests of shareholders and this apparent conflict poses a business risk to investors.

Our concern is Iger's political beliefs are the driving force behind the Company's refusal to re-broadcast, sell the DVD or the distribution rights to the *ABC* TV docu-drama "The Path to 9/11."

"The Path to 9/11" recounted historical events from the 1993 World Trade Center bombing to the tragic events of September 11, 2001.

The program had nearly 25 million viewers and earned seven Emmy nominations but caused an unprecedented backlash from leading political figures in the Democratic Party including Senate Majority Leader Harry Reid, Sen. Chuck Schumer and Sen. Dick Durbin, who urged Disney to cancel the program.

They opposed "The Path to 9/11" because it exposed the failure of the Clinton Administration to address the rising threat posed by Osama bin Laden.

Since the initial broadcast in 2006, Disney has not re-aired the program or sold the DVD to public. In addition, the Company rejected several offers for the movie's distribution rights.

Selling the DVD or the distribution rights would provide Disney the opportunity to recoup the estimated $40 million it cost to make the film.

Failure to seek a profit from an asset raises the possibility that Iger's decision to keep "The Path to 9/11" is driven by political considerations. If true, such actions would constitute a violation of the Company's Codes of Conduct.

Iger's political donations are one-sided. According to OpenSecrets.org, since 2009, Iger has donated about $154,000 to Democrats while not giving any money to Republicans.

Failure to make "The Path to 9/11" public may result in reputational damage to Disney. Tea Party activists could target Disney movies and theme parks if they believe Iger is rejecting free market principles to protect the legacy of President Clinton.

Shareholders have a right to know if Iger's decisions are based on sound business practices or his personal political agenda.



UBS Financial Services Inc.
1501 K St. NW, Ste 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 202-585-5317
800-382-9989 Ext. 3136

www.ubs.com

September 29, 2011

Mr. Alan Braverman
Senior Executive Vice President, General Counsel, and Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521-1030

Re: Shareholder Resolution for the National Center for Public Policy Research

Dear Mr. Braverman:

UBS holds 144 shares of The Walt Disney Company (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of a shareholder proposal submitted to The Walt Disney Company and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by UBS have been beneficially owned by the National Center for Public Policy Research continuously for more than one year prior to the submission of its resolution. These shares were purchased on October 29, 2009 and UBS continues to hold the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

cc: Amy Ridenour, National Center for Public Policy Research



The Walt Disney Company

Roger J. Patterson
Managing Vice President, Counsel
Registered In-House Counsel

October 6, 2011

VIA OVERNIGHT COURIER

Amy M. Ridenour
The National Center for Public Policy Research
501 Capital Court, N.E. Suite 200
Washington, D.C. 20002

Dear Ms. Ridenour:

This letter will acknowledge that we received on September 30, 2011, your letter dated September 29, 2011 submitting a proposal for consideration at the Company's 2012 annual meeting of stockholders regarding a conflict of interest report. As the time for the annual meeting comes closer, we will be in touch with you further regarding our response to your proposal.

Sincerely yours,

Roger J. Patterson

[illegible] Buena Vista Street, Burbank, CA [illegible]
[illegible] disney.com